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                                                                       EXHIBIT I

                         COMMON UNIT PURCHASE AGREEMENT

         COMMON UNIT PURCHASE AGREEMENT, dated as of December 28, 2004 (this "Agreement"), by and among SHELL US GAS & POWER LLC, a Delaware limited liability company ("Seller"), and KAYNE ANDERSON MLP INVESTMENT COMPANY, a Maryland corporation ("Purchaser").

         WHEREAS, Seller is the registered holder of 41,000,000 common units representing limited partner interests in Enterprise Products Partners L.P., a Delaware limited partnership ("Enterprise");

         WHEREAS, Seller is the successor in interest to the rights of Tejas Energy LLC, a Delaware limited liability company, under that certain Registration Rights Agreement dated as of September 17, 1999 by and among Tejas Energy LLC and Enterprise, a copy of which is attached hereto as Exhibit A (the "Registration Rights Agreement");

         WHEREAS, Seller desires to sell to Purchaser, and Purchase desires to purchase from Seller, certain Enterprise common units, subject to the terms and conditions set forth in this Agreement;

         WHEREAS, Seller desires to assign to Purchaser certain of Seller's registration rights with respect to the common units acquired by Purchaser hereunder pursuant to the terms and conditions of the Registration Rights Agreement;

         NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereby agree as follows:

                                   ARTICLE I.
                                   DEFINITIONS

         Section 1.01 Definitions. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:



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         "Action" against a Person means any lawsuit, action, proceeding, investigation or complaint before any Governmental Authority, mediator or arbitrator.

         "Affiliate" means, with respect to a specified Person, any other Person, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, "controlling", "controlled by", and "under common control with") means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

         "Agreement" shall have the meaning set forth in the Preamble.

         "Anniversary Date" means the date three months from the date of this Agreement.

         "Alternate Second Closing Date" shall have the meaning set forth in
Section 2.04(b).

         "Assignment Agreement" means the Registration Rights Assignment Agreement to be entered into on even date herewith, between Seller, as assignor, and Purchaser, as assignee, in the form attached hereto as Exhibit B.

         "Basic Documents" means, collectively, this Agreement, the Assignment Agreement and any and all other agreements or instruments executed and delivered to Purchaser by Seller or any Affiliate of Seller hereunder or thereunder.

         "Business Day" means any day other than a Saturday, Sunday, or a legal holiday or other date on which the New York Stock Exchange does not open for trading.

         "Closing" means the First Closing or the Second Closing, as the case may be.

         "Closing Date" means the First Closing Date, the Second Closing Date or the Alternative Second Closing Date, as the case may be.



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         "Commission" means the United States Securities and Exchange
Commission.

         "Common Units" means common units representing limited partner interests in Enterprise.

         "Enterprise" shall have the meaning specified in the Preamble.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

         "First Closing Date" shall have the meaning specified in Section
2.03(a).

         "First Closing" shall have the meaning specified in Section 2.03(a).

         "First Purchase Price" means One Hundred Million U.S. Dollars (USD$100,000,000).

         "Freely Tradable Common Units" means Common Units that (i) when owned by a Person that is not an "affiliate" of Enterprise, are not "restricted securities" as such terms are defined in Rule 144 of the Securities Act or (ii) when delivered to Purchaser pursuant to this Agreement, are delivered pursuant to an effective registration statement filed by Enterprise under the Securities Act on a form suitable for public resales by Purchaser.

         "Governmental Authority" means, with respect to a particular Person, the country, state, county, city and political subdivisions in which such Person or such Person's Property is located or which exercises valid jurisdiction over any such Person or such Person's Property, and any court, agency, department, commission, board, bureau or instrumentality of any of them and any monetary authority which exercises valid jurisdiction over any such Person or such Person's Property. Unless otherwise specified, all references to Governmental Authority herein with respect to Seller means a Governmental Authority having jurisdiction over Seller, its Affiliates or any of their respective Properties.

         "Indemnified Party" shall have the meaning specified in Section 6.03.



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         "Indemnifying Party" shall have the meaning specified in Section 6.03.

         "Initial Units" means the number of Common Units (rounded up or down to the nearest whole number) equal to the quotient determined by dividing (i) One Hundred Million U.S. Dollars (USD$100,000,000) by (ii) the Initial Unit Price.

         "Initial Unit Price" has the meaning specified in Section 2.07.

         "Law" means any federal, state, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law, rule or regulation.

         "Maximum Quantity Option Units" means the number of Common Units (rounded up or down to the nearest whole number) equal to the quotient determined by dividing (i) Fifty Million U.S. Dollars (USD$50,000,000) by (ii) the Option Unit Price.

         "Minimum Quantity Option Units" means the number of Common Units (rounded up or down to the nearest whole number) equal to the quotient determined by dividing (i) Thirty Million U.S. Dollars (USD$30,000,000) by (ii) the Option Unit Price.

         "Option Unit Price" means (i) if the purchase of the Option Units occurs on the Second Closing Date pursuant to Section 2.04(a): the monetary amount per Common Unit equal to (A) the average closing price of Common Units listed and traded on the New York Stock Exchange, as reported by Bloomberg L.P. on page 1 of screen "HP," for the twenty (20) trading days immediately ending on and including the fifth trading day immediately preceding the Anniversary Date, multiplied by (B) 0.935, or (ii) if the purchase of the Option Units occurs on the Alternate Second Closing Date pursuant to Section 2.04(b) or Section 2.04(c): the monetary amount per Common Unit equal to (X) the average closing price of Common Units listed and traded on the New York Stock Exchange, as reported by Bloomberg L.P. on page 1 of screen "HP," for the twenty (20) trading days immediately ending on and including the fifth trading day immediately preceding the Alternate Second Closing Date, multiplied by (Y) 0.935, as applicable.



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         "Option Units" shall have the meaning specified in Section 2.01(b).

         "Person" means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization or government or any agency, instrumentality or political subdivision thereof, or any other form of entity.

         "Purchased Units" means, collectively, the Initial Units and the Option Units, if any, purchased by Purchaser hereunder.

         "Purchaser" has the meaning set forth in the Preamble.

         "Purchaser Material Adverse Effect" means any material and adverse effect on the ability of Purchaser to meet its obligations under the Basic Documents to which it is a party on a timely basis or to consummate the transactions under any Basic Document to which it is a party.

         "Purchaser Related Parties" shall have the meaning specified in Section 6.01.

         "Registered Common Units" means Common Units registered on an effective registration statement under the Securities Act (on a form suitable for the public resale of such Common Units) which are exchanged pursuant thereto for Initial Units upon Seller's exercise of the exchange option under Section 2.09 hereof.

         "Registration Rights Agreement" shall have the meaning specified in the Preamble.

         "Representatives" of any Person means the officers, directors, employees, agents, counsel, accountants, investment bankers and other representatives of such Person.

         "Second Closing" shall have the meaning specified in Section 2.03(b).

         "Second Closing Date" shall have the meaning specified in Section 2.04.



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         "Second Purchase Price" means the monetary amount equal to the number of Option Units purchased pursuant to Section 2.01(b) multiplied by the Option Unit Price.

         "Securities Act" means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

         "Seller" shall have the meaning set forth in the Preamble.

         "Seller Material Adverse Effect" means any material and adverse effect on the ability of Seller to meet its obligations under the Basic Documents to which it is a party on a timely basis or to consummate the transactions under any Basic Document to which it is a party.

         "Seller Related Parties" shall have the meaning specified in Section 5.01.

         "Termination Date" shall have the meaning specified in Section 6.09.

         "Unitholder Rights Agreement" means the Unitholder Rights Agreement dated September 17, 1999 among Seller, Enterprise, Enterprise Products Operating L.P., Enterprise Products Company, Enterprise Products GP, LLC and EPC Partners II, Inc., as amended by Amendment No. 1 dated September 12, 2003.

                                   ARTICLE II.
                         AGREEMENT TO SELL AND PURCHASE
                      AND ASSIGNMENT OF REGISTRATION RIGHTS

         Section 2.01 Sale and Purchase

                  On the basis of the representations and warranties contained herein and subject to the terms and conditions hereof:

                  (a) At the First Closing, Seller agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from Seller, the Initial Units, and Purchaser agrees to pay Seller the First Purchase Price as consideration for the Initial Units; and



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                  (b) Seller hereby grants to Purchaser an option to purchase additional Common Units ("Option Units") hereunder for consideration in the amount of the Second Purchase Price; provided, however, that, if Purchaser purchases any Option Units pursuant to this Section 2.01(b), Purchaser must purchase (i) not less than the Minimum Quantity Option Units and (ii) not more than the Maximum Quantity Option Units. Such option shall be exercised, if at all, solely in the discretion of Purchaser in accordance with Section 2.04 hereof. If Seller holds Freely Tradable Common Units transferable to Purchaser in an amount equal to the number of Option Units purchased hereunder on the Anniversary Date, the Option Units delivered on the Second Closing Date shall be comprised solely of Freely Tradable Common Units.

         Section 2.02 Assignment of Registration Rights.

                  (a) Seller and Purchaser agree to execute and deliver the Assignment Agreement, and Purchaser agrees to execute the Counterpart to the Registration Rights Agreement attached as Exhibit C to the Assignment Agreement; provided, however, that the registration right assigned to Purchaser pursuant to
Section 1 of the Assignment Agreement shall terminate and the assignment of rights therein be null and void if on or before 150 days after the First Closing
Date: (i) all of the Purchased Units then held by Purchaser shall have been included in an effective registration statement filed by Enterprise with the Commission on a form suitable for the public resale of such Purchased Units and naming Purchaser as a "Selling Unitholder" therein, and Enterprise is obligated under the Registration Rights Agreement or has otherwise agreed in writing to maintain the effectiveness of such registration statement for a period of time expiring on the date that is one (1) year from the First Closing Date, (ii) Seller shall have requested Enterprise to effect the registration under the Securities Act of all of the Purchased Units pursuant to Section 2(a) of the Registration Rights Agreement, along with such number of Seller's Common Units as Seller may request, and Enterprise is obligated under the Registration Rights Agreement or has otherwise agreed in writing to maintain the effectiveness of such registration statement for a period of time expiring on the date that is one (1) year from the First Closing Date, or (iii) all of Purchaser's Purchased Units shall have been exchanged for Registered Common Units pursuant to Section
2.09 hereof.



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                  (b) Seller agrees to request Enterprise to take such action consistent with applicable law with respect to its current shelf registration statement under the Securities Act (No. 333-102778) to either file an amendment to such registration statement or to file a prospectus supplement under such registration statement to (i) cause the Purchased Units to be included in an effective registration statement filed with the Commission by Enterprise within 150 days after the First Closing Date on a form suitable for public resale of the Purchased Units and naming the Purchaser as a "Selling Unitholder" or (ii) exchange such Purchased Units for Freely Tradable Common Units pursuant to
Section 2.09 hereof within 150 days after the First Closing Date; provided, however, that this Section 2.02(b) shall not obligate Seller to exercise its rights under Section 2 of the Registration Rights Agreement to demand that Enterprise file a registration statement with respect to the Purchased Units.

                  (c) Seller agrees to give written notice of the Assignment Agreement to Enterprise in accordance with Section 13(e) of the Registration Rights Agreement.

         Section 2.03 Closing.

                  (a) Subject to the terms and conditions hereof, the consummation of the purchase and sale of the Initial Units hereunder (the "First Closing") shall take place at 9:00 A.M., Houston, Texas time, on December 29, 2004 (the "First Closing Date"), at the offices of Baker Botts L.L.P., 910 Louisiana Street, Houston, Texas 77002.

                  (b) Subject to the terms and conditions hereof, the consummation of the purchase and sale of the Option Units, if any, hereunder (the "Second Closing") shall take place on the date specified in the option exercise notice given pursuant to Section 2.04(a) hereof or the Alternate Second Closing Date, as applicable, at the offices of Baker Botts L.L.P., 910 Louisiana Street, Houston, Texas 77002.

                  (c) Time shall be of the essence, and delivery of any Common Units purchased hereby at the time and place specified in this Agreement is a further condition of the obligation of Purchaser.



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         Section 2.04 Option Exercise.

                  (a) The option to purchase Option Units granted in Section 2.01(b) will expire on the day immediately following the Anniversary Date and may be exercised by written notice being given by Purchaser to Seller on or before the Anniversary Date. Such notice shall set forth the number of Option Units to be purchased, the Second Purchase Price, the name(s) in which the Option Units are to be registered and the date and time when the Option Units are to be delivered (the "Second Closing Date"), provided that such date and time shall not be earlier than the Anniversary Date or later than the fifth Business Day following the Anniversary Date.

                  (b) If the closing price of Common Units listed and traded on the New York Stock Exchange, as reported by Bloomberg L.P. on page 1 of screen "HP," on the trading day immediately preceding the Second Closing Date is equal to or greater than 110% of the average closing price of Common Units listed and traded on the New York Stock Exchange, as reported by Bloomberg L.P. on page 1 of screen "HP," for the twenty (20) trading days immediately ending on and including the fifth trading day immediately preceding the Anniversary Date, then Seller shall have a one time right (to be exercised by written notice delivered to Purchaser at any time prior to the consummation of the Second Closing), to postpone the Second Closing to a date that shall be the Business Day following the tenth trading day immediately after the Anniversary Date (the "Alternate Second Closing Date").

                  (c) If the closing price of Common Units listed and traded on the New York Stock Exchange, as reported by Bloomberg L.P. on page 1 of screen "HP," on the trading day immediately preceding the Second Closing Date is less than or equal to 90% of the average closing price of Common Units listed and traded on the New York Stock Exchange, as reported by Bloomberg L.P. on page 1 of screen "HP," for the twenty (20) trading days immediately ending on and including the fifth trading day immediately preceding the Anniversary Date, then Purchaser shall have a one time right (to be exercised by written notice delivered to Seller at any time prior to the consummation of the Second Closing), to postpone the Second Closing until the Alternate Second Closing Date.



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         Section 2.05 Conditions to the Closing.

                  (a) Mutual Conditions. The respective obligations of each party to consummate the purchase and sale of the Common Units hereunder shall be subject to the satisfaction on or prior to each Closing Date of each of the following conditions (any or all of which may be waived by a particular party on behalf of itself in writing, in whole or in part, to the extent permitted by applicable Law):

                    (i) no statute, rule, order, decree or regulation shall have been enacted or promulgated, and no Action shall have been taken, by any Governmental Authority of competent jurisdiction which temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby or makes the transactions contemplated hereby illegal;

                    (ii) there shall not be pending any suit, Action or
               proceeding by any Governmental Authority seeking to restrain, preclude, enjoin or prohibit the transactions contemplated by this Agreement; and

                    (iii) on or prior to the First Closing Date, Enterprise
               shall have waived in writing its right of first refusal pursuant to Section 3.3 of the Unitholder Rights Agreement with respect to any Common Units to be sold hereunder.

                  (b) Purchaser's Conditions. The obligations of Purchaser to consummate the purchase of any Common Units hereunder shall be subject to the satisfaction on or prior to each Closing Date of each of the following conditions (any or all of which may be waived by Purchaser in writing, in whole or in part, to the extent permitted by applicable Law):

                    (i) The representations and warranties of Seller contained in this Agreement shall be true and correct when made and as of the Closing Date, in each case as though made at and as of the Closing Date (except that representations made as of a specific date shall be required to be true and correct as of such date only);



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                    (ii) Seller and Purchaser shall have executed the Assignment
               Agreement provided for by Section 2.02 hereof;

                    (iii) Since the date of this Agreement, no Seller Material
               Adverse Effect shall have occurred and be continuing as of each Closing Date; and

                    (iv) Seller shall have delivered, or cause to be delivered, to Purchaser at the Closing, Seller's closing deliveries described in Section 2.06 hereof.

                  (c) Seller's Conditions. The obligation of Seller to consummate the sale of the Purchased Units to Purchaser shall be subject to the satisfaction on or prior to each Closing Date of the conditions (which may be waived by Seller in writing, in whole or in part, to the extent permitted by applicable Law) that (i) the representations and warranties of Purchaser contained in this Agreement shall be true and correct when made and as of the Closing Date, in each case as though made at and as of the Closing Date (except that representations made as of a specific date shall be required to be true and correct as of such date only); (ii) since the date of this Agreement, no Purchaser Material Adverse Effect shall have occurred and be continuing as of each Closing Date; and (iii) Purchaser shall have delivered, or caused to be delivered, to Seller at the Closing Purchaser's closing deliveries described in
Section 2.06.

         Section 2.06 Deliveries. At each Closing, subject to the terms and conditions hereof, each party will deliver, or cause to be delivered, the following to the other party:

                  (a) Seller will deliver the Common Units to be purchased by Purchaser at such Closing by delivery of one or more certificates evidencing such Common Units, accompanied by duly executed irrevocable unit powers and irrevocable transfer instructions by Seller to Mellon Investor Services, the Enterprise transfer agent, together with such additional documentation as such transfer agent may require, and (subject to the terms and conditions hereof) Purchaser will make payment to Seller of the applicable purchase price set forth in Section 2.01 hereof by wire transfer of immediately available funds to an account designated by Seller in writing prior to the Closing;



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                  (b) At the First Closing, Seller will deliver the Assignment
Agreement, which shall have been duly executed by Seller; and

                  (c) At the First Closing, Purchaser will deliver the Assignment Agreement and the Counterpart to Registration Rights Agreement, which shall have been duly executed by Purchaser.

         Section 2.07 Price Per Unit. The amount Purchaser will pay to Seller to purchase the Initial Units hereunder (the "Initial Unit Price") shall be a monetary amount per Common Unit equal to ninety-two and 25/100 percent (92.25%) of the average closing price of Common Units listed and traded on the New York Stock Exchange, as reported by Bloomberg L.P. on page 1 of screen "HP," for the twenty (20) trading days immediately ending on and including the trading day two trading days prior to the First Closing Date.

         Section 2.08 Lock-Up Period.

                  (a) Prior to the Anniversary Date, Seller agrees not to, directly or indirectly, (i) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future) any Common Units of Enterprise or securities with respect to any Common Units of Enterprise or securities convertible into or exchangeable for Common Units of Enterprise, or (ii) enter into any swap or other derivative transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such Common Units, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Units of Enterprise or other securities, in cash or otherwise, in each case without the prior written consent of Purchaser other than pursuant to (A) an underwritten public offering of Common Units by Enterprise in which the Common Units held by Seller are included pursuant to Seller's "piggyback" registration rights under
Section 3 of the Registration Rights Agreement and (B) private sales of Common Units by Seller, provided that the purchaser(s) agree in writing not to, directly or indirectly, prior to the Anniversary Date, offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future) any Common Units of



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Enterprise or securities with respect to any Common Units of Enterprise or securities convertible into or exchangeable for Common Units of Enterprise, without the prior written consent of Purchaser.

                  (b) From and including the First Closing Date through and including the Anniversary Date, Purchaser agrees not to, directly or indirectly,
(i) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future) the Initial Units, or
(ii) enter into any swap or other derivative transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such Initial Units, whether any such transaction described in clause (i) or
(ii) above is to be settled by delivery of the Initial Units or other securities, in cash or otherwise, in each case without the prior written consent of Seller.

                  (c) From and including the Anniversary Date through and including the date that is 90 calendar days after the Anniversary Date, Purchaser agrees not to, directly or indirectly, (i) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future) the Option Units, or (ii) enter into any swap or other derivative transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such Option Units, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the Option Units or other securities, in cash or otherwise, in each case without the prior written consent of Seller.

         Section 2.09 Exchange Option. At any time prior to the Anniversary Date, Seller may exchange Freely Tradable Common Units for all or any portion of the Initial Units sold hereunder at a ratio of 0.99 Freely Tradable Common Units per Initial Unit. In the event Seller desires to make such exchange, Seller shall provide written notice to Purchaser: (i) enclosing a copy of the registration statement for such Freely Tradable Common Units and a copy of the Commission's effectiveness order with respect thereto, (ii) stating the number of Initial Units to be exchanged and the number of Freely Tradable Units to be delivered in exchange therefor and (iii) stating the proposed time and place for consummation



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of such exchange. Seller and Purchaser shall use reasonable best efforts consistent with reasonable commercial practices to consummate the exchange as soon as practicable following Purchaser's receipt of such notice; provided, that Purchaser's obligation to consummate an exchange pursuant to this Section 2.09 shall be subject to the delivery by Seller of such additional documents, opinions and certificates as counsel for Purchaser may reasonably request.

                                  ARTICLE III.
                REPRESENTATIONS AND WARRANTIES RELATED TO SELLER

         Seller hereby represents and warrants to Purchaser as follows:

         Section 3.01 Corporate Existence of Seller. Seller (a) is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware; and (b) has all requisite power and authority, and has all governmental licenses, authorizations, consents and approvals necessary to execute and deliver this Agreement and the other Basic Documents to which it is a party and to consummate the transactions contemplated by this Agreement.

         Section 3.02 No Conflicts. None of the execution, delivery and performance of this Agreement or the Assignment Agreement by Seller, the sale of the Purchased Units or the consummation of the transactions contemplated hereby and thereby (i) constitutes or will constitute a violation of the organizational documents of Seller, (ii) constitutes or will constitute a breach or violation of, or a default (or an event which, with notice or lapse of time or both, would constitute such a default) under, any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which Seller is a party or by which Seller or any of its properties may be bound, (iii) violates or will violate any statute, law or regulation or any order, judgment, decree or injunction of any court or Governmental Authority directed to Seller or any of its properties in a proceeding to which its property is or was a party, or (iv) results or will result in the creation or imposition of any lien, charge or encumbrance upon the Purchased Units.

         Section 3.03 Title to Units. As of the date hereof, Seller owns 41,000,000 Common Units. Seller is the sole registered owner of the



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Purchased Units and has good and valid title to the Purchased Units, free and clear of all liens, encumbrances, security interests, equities or claims; and upon delivery of such Purchased Units and payment therefor pursuant hereto, good and valid title to such Purchased Units, free and clear of all liens, encumbrances, security interests, equities or claims, will pass to Purchaser. Assuming that Purchaser does not have notice of any adverse claim (as defined in Sections 8-102 and 8-105 of the New York Uniform Commercial Code) to such Purchased Units, upon the delivery to Purchaser of certificates evidencing the Purchased Units registered in the name of Purchaser (or its nominee) and payment by Purchaser of the purchase price for such Purchased Units, Purchaser (or such nominee) will be a "protected purchaser" (as such term is used in Section 8-303 of the New York Uniform Commercial Code).

         Section 3.04 Authorization and Enforceability of Agreement. This Agreement has been duly authorized, executed and delivered by Seller, and Seller has all requisite power and authority to sell and deliver the Purchased Units purchased hereby and to execute and deliver the other Basic Documents to which it is a party in accordance with and upon the terms and conditions set forth in this Agreement. All action required to be taken by Seller for the sale and delivery of the Purchased Units and the consummation of the transactions contemplated by this Agreement shall have been validly taken. This Agreement is a valid and legally binding agreement of Seller, enforceable against Seller in accordance with its terms; provided that the enforceability hereof may be limited by (A) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws from time to time in effect affecting creditors' rights and remedies generally and by general principles of equity (regardless of whether such principles are considered in a proceeding in equity or at law) and (B) public policy, applicable law relating to fiduciary duties and indemnification and an implied covenant of good faith and fair dealing.

         Section 3.05 Authorization and Enforceability of Other Basic Documents. Each of the Basic Documents other than this Agreement has been duly authorized by Seller and when executed and delivered at Closing, will be a valid and legally binding agreement of Seller, enforceable against Seller in accordance with its terms; provided that the enforceability thereof may be limited by (A) applicable bankruptcy,



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insolvency, fraudulent transfer, reorganization, moratorium or similar laws from time to time in effect affecting creditors' rights and remedies generally and by general principles of equity (regardless of whether such principles are considered in a proceeding in equity or at law) and (B) public policy, applicable law relating to fiduciary duties and indemnification and an implied covenant of good faith and fair dealing.

         Section 3.06 Registration Rights Agreement. The Registration Rights Agreement has been duly authorized, executed and delivered by Tejas Energy, LLC, and is a valid and legally binding agreement of Seller, as successor in interest to Tejas Energy, LLC, enforceable against it in accordance with its terms; provided that the enforceability thereof may be limited by (A) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws from time to time in effect affecting creditors' rights and remedies generally and by general principles of equity (regardless of whether such principles are considered in a proceeding in equity or at law) and (B) public policy, applicable law relating to fiduciary duties and indemnification and an implied covenant of good faith and fair dealing. Prior to the date hereof, neither Seller nor any of its predecessors in interest under the Registration Rights Agreement has made any demand for registration of any Common Units pursuant to Section 2 of the Registration Rights Agreement. Seller has no agreement or understanding with Enterprise concerning the registration under the Securities Act of Common Units other than the Registration Rights Agreement.

         Section 3.07 No Consents. No consent of or with any court or Governmental Authority having jurisdiction over Seller or any of its properties is required in connection with the execution, delivery and performance of this Agreement or any other Basic Document to which it is a party, or the consummation by Seller of the transactions contemplated by this Agreement.

         Section 3.08 Offering. Assuming the accuracy of the representations and warranties of Purchaser contained in this Agreement, the sale of the Purchased Units to Purchaser pursuant to this Agreement is exempt from the registration requirements of the Securities Act, and neither Seller nor any authorized agent acting on its behalf has taken or will take any action hereafter that would cause the loss of such exemptions.

         Section 3.09 Investment Company Status. Seller is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

         Section 3.10 Certain Fees. No fees or commissions will be payable by Seller or its Affiliates to brokers, finders, or investment bankers with respect to the sale of any of the Purchased Units or the consummation of the transactions contemplated by this Agreement.

         Section 3.11 No Side Agreements. There are no other agreements by, among or between Seller or its Affiliates, on the one hand, and Purchaser or its Affiliates, on the other hand, with respect to the transactions contemplated hereby nor promises or inducements for future transactions between or among any of such parties.

                                   ARTICLE IV.
                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

         Purchaser hereby represents and warrants to Seller as follows:

         Section 4.01 Corporate Existence. Purchaser (a) is a Maryland corporation, duly incorporated, validly existing and in good standing under the laws of Maryland, and (b) has all requisite power and authority, and has all governmental licenses, authorizations, consents and approvals necessary to execute and deliver this Agreement and the other Basic Documents to which it is a party and to consummate the transactions contemplated by this Agreement.

         Section 4.02 Investment. The Purchased Units are being acquired for Purchaser's own account, not as a nominee or agent, and with no intention of distributing the Purchased Units or any part thereof. Purchaser has no intention of selling or granting any participation in or otherwise distributing the Purchased Units in any transaction in violation of the securities laws of the United States of America or any State, without prejudice, however, to Purchaser's right at all times to sell or otherwise dispose of all or any part of the Purchased Units under a registration statement under the Securities Act and applicable state securities laws or under an exemption from such registration available thereunder (including, without limitation, if available, Rule 144 promulgated thereunder). If Purchaser should in the future decide to dispose of any of the Purchased Units, Purchaser understands and agrees that it may do so only (i) in compliance with the Securities Act and applicable state securities law, as then in effect, or (ii) in the manner contemplated by any registration statement pursuant to which such securities are being offered.

         Section 4.03 Nature of Purchaser. Purchaser represents and warrants to, and covenants and agrees with, Seller that, (a) it is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated by the Commission pursuant to the Securities Act and (b) by reason of its business and financial experience it has such knowledge, sophistication and experience in making similar investments and in business and financial matters generally so as to be capable of evaluating the merits and risks of the prospective investment in the Common Units, is able to bear the economic risk of such investment and, at the present time, would be able to afford a complete loss of such investment. Purchaser has made its own independent evaluation of the investment decision pursuant hereto and has not relied upon any representation or warranty of Seller or any representative or agent of Seller in connection with its purchase of the Purchased Units hereby other than the express representations and warranties of Seller set forth in Article III.

         Section 4.04 No Conflicts. None of the execution, delivery and performance of this Agreement or the Assignment Agreement by Purchaser, the purchase of the Purchased Units, or the consummation of the transactions contemplated hereby and thereby (i) constitutes or will constitute a violation of the organizational documents of Purchaser, (ii) constitutes or will constitute a breach or violation of, or a default (or an event which, with notice or lapse of time or both, would constitute such a default) under, any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which Purchaser is a party or by which Purchaser or any of its properties may be bound or (iii) violates or will violate any statute, law or regulation or any order, judgment, decree or injunction of any court or Governmental Authority directed to Purchaser or any of its properties in a proceeding to which its Property is or was a party.

         Section 4.05 Restricted Securities. Purchaser understands that the Purchased Units (but not any Freely Tradable Common Units delivered to Purchaser hereunder) are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from Seller in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. In this connection, Purchaser represents that it is knowledgeable with respect to Rule 144 of the Commission promulgated under the Securities Act.

         Section 4.06 Certain Fees. No fees or commissions will be payable by Purchaser or its Affiliates to brokers, finders, or investment bankers with respect to the purchase of any of the Purchased Units or the consummation of the transaction contemplated by this Agreement.

         Section 4.07 Legend. It is understood that any certificates evidencing the Purchased Units may bear a legend substantially similar to the following:
"These securities have not been registered under the Securities Act of 1933, as amended. They may not be sold, offered for sale, pledged or hypothecated in the absence of a registration statement in effect with respect to the securities under such Act or an opinion of counsel satisfactory to the Issuer that such registration is not required or unless sold pursuant to Rule 144 of such Act."

         Section 4.08 No Side Agreements. There are no other agreements by, among or between Purchaser and any of its Affiliates, on the one hand, and any of Seller or its Affiliates, on the other hand, with respect to the transactions contemplated hereby nor promises or inducements for future transactions between or among any of such parties.

                                   ARTICLE V.
                                 INDEMNIFICATION

         Section 5.01 Indemnification by Seller. Seller agrees to indemnify Purchaser and its officers, directors, employees and agents, including its investment advisor (collectively, "Purchaser Related Parties"), from, and hold each of them harmless against any and all actions, suits, proceedings (including any investigations, litigation or inquiries), demands, and causes of action, and, in connection therewith, and promptly upon demand, pay or reimburse each of them for all reasonable costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever, including, without limitation, the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them as a result of, arising out of, or in any way related to the breach of any of the representations, warranties or covenants of Seller contained herein, provided such claim for indemnification relating to a breach of a representation or warranty is made prior to the expiration of such representation or warranty. Furthermore, Seller agrees that it will indemnify and hold harmless Purchaser from and against any and all claims, demands, or liabilities for broker's, finder's, placement, or other similar fees or commissions incurred by Seller or alleged to have been incurred by Seller in connection with the sale of any of the Purchased Unit or the consummation of the transactions contemplated by this Agreement.

         Section 5.02 Indemnification by Purchaser. Purchaser agrees to indemnify Seller and its officers, directors, employees and agents (collectively, "Seller Related Parties") from, and hold each of them harmless against any and all actions, suits, proceedings (including any investigations, litigation, or inquiries), demands, and causes of action, and, in connection therewith, and promptly upon demand, pay or reimburse each of them for all reasonable costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever, including, without limitation, the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them as a result of, arising out of, or in any way related to the breach of any of the representations, warranties or covenants of Purchaser contained herein, provided such claim for indemnification relating to a breach of the representations and warranties is made prior to the expiration of such representations and warranties. Furthermore, Purchaser agrees that it will indemnify and hold harmless Seller from and against any and all claims, demands, or liabilities for broker's, finder's, placement, or other similar fees or commissions incurred by Purchaser or alleged to have been incurred by Purchaser in connection with the purchase of any of the Purchased Units or the consummation of the transactions contemplated by this Agreement.

         Section 5.03 Indemnification Procedures. Promptly after any Seller Related Party or Purchaser Related Party (hereinafter, the "Indemnified Party") has received notice of any indemnifiable claim hereunder, or the commencement of any Action or proceeding by a third person, which the Indemnified Party believes in good faith is an indemnifiable claim under this Agreement, the Indemnified Party shall give the indemnitor hereunder (the "Indemnifying Party") written notice of such claim or the commencement of such Action or proceeding, but failure to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability it may have to such Indemnified Party hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure. Such notice shall state the nature and the basis of such claim to the extent then known. The Indemnifying Party shall have the right to defend and settle, at its own expense and by its own counsel, any such matter as long as the Indemnifying Party pursues the same diligently and in good faith. If the Indemnifying Party undertakes to defend or settle, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate with the Indemnifying Party and its counsel in all commercially reasonable respects in the defense thereof and the settlement thereof. Such cooperation shall include, but shall not be limited to, furnishing the Indemnifying Party with any books, records and other information reasonably requested by the Indemnifying Party and in the Indemnified Party's possession or control. Such cooperation of the Indemnified Party shall be at the cost of the Indemnifying Party. After the Indemnifying Party has notified the Indemnified Party of its intention to undertake to defend or settle any such asserted liability, and for so long as the Indemnifying Party diligently pursues such defense, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted liability; provided, however, that the Indemnified Party shall be entitled (i) at its expense, to participate in the defense of such asserted liability and the negotiations of the settlement thereof and (ii) if (A) the

Indemnifying Party has failed to assume the defense and employ counsel or (B) if the defendants in any such Action include both the Indemnified Party and the Indemnifying Party and counsel to the Indemnified Party shall have concluded that there may be reasonable defenses available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Party or if the interests of the Indemnified Party reasonably may be deemed to conflict with the interests of the Indemnifying Party, then the Indemnified Party shall have the right to select a separate counsel and to assume such legal defense and otherwise to participate in the defense of such Action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the Indemnifying Party as incurred. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not settle any indemnified claim without the consent of the Indemnified Party, unless the settlement thereof imposes no liability or obligation on, and includes a complete release from liability of, the Indemnified Party.

         Section 5.04 Survival. The parties' obligations under this Article V shall survive any termination of this Agreement.

                                   ARTICLE VI.
                                  MISCELLANEOUS

         Section 6.01 Interpretation and Survival of Provisions. Article, Section, Schedule, and Exhibit references are to this Agreement, unless otherwise specified. All references to instruments, documents, contracts, and agreements are references to such instruments, documents, contracts, and agreements as the same may be amended, supplemented, and otherwise modified from time to time, unless otherwise specified. The word "including" shall mean "including but not limited to." Whenever a party has an obligation under the Basic Documents, the expense of complying with that obligation shall be an expense of such party unless otherwise specified. Whenever any determination, consent, or approval is to be made or given by a party, such action shall be in such party's sole discretion unless otherwise specified in this Agreement. If any provision in any Basic Document is held to be illegal, invalid, not binding, or unenforceable, such provision shall be fully severable and such Basic Document shall be construed and enforced as if such illegal, invalid, not binding, or unenforceable provision had never comprised a part of such

Basic Document, and the remaining provisions shall remain in full force and effect. The Basic Documents have been reviewed and negotiated by sophisticated parties with access to legal counsel and shall not be construed against the drafter.

         Section 6.02 Survival. The representations and warranties set forth
Section 3.10, Section 3.11, Section 4.02, Section 4.03, Section 4.05, Section
4.06 and Section 4.07 hereunder shall survive the execution and delivery of this Agreement indefinitely, and the other representations and warranties set forth herein shall survive for a period of twelve (12) months following the Closing Date regardless of any investigation made by or on behalf of Seller or Purchaser. The covenants made in this Agreement or any other Basic Document shall survive the Closing of the transactions described herein and remain operative and in full force and effect regardless of acceptance of any of the Purchased Units and payment therefor and repayment, conversion, exercise or repurchase thereof. All indemnification obligations of Seller and the provisions of Article V shall remain operative and in full force and effect unless such obligations are expressly terminated in a writing referencing that individual Section, regardless of any purported general termination of this Agreement.

         Section 6.03 No Waiver; Modifications in Writing.

                  (a) Delay. No failure or delay on the part of any party in exercising any right, power, or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or remedy preclude any other or further exercise thereof or the exercise of any right, power, or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to a party at law or in equity or otherwise.

                  (b) Specific Waiver. Except as otherwise provided herein, no amendment, waiver, consent, modification, or termination of any provision of this Agreement or any other Basic Document shall be effective unless signed by each of the parties hereto or thereto affected by such amendment, waiver, consent, modification, or termination. Any amendment, supplement or modification of or to any provision of this Agreement or any other Basic Document, any waiver of any provision of this Agreement or any other Basic Document, and any consent to any departure from the terms of any provision of this Agreement or any other Basic Document shall be effective only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on a party in any case shall entitle such party to any other or further notice or demand in similar or other circumstances.

         Section 6.04 Binding Effect, Assignment.

                  (a) Binding Effect. This Agreement shall be binding upon Seller, Purchaser, and their respective successors and permitted assigns. Except as expressly provided in this Agreement, this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement, and their respective successors and permitted assigns.

                  (b) Assignment of Common Units. All or any portion of the Common Units purchased pursuant to this Agreement may be sold, assigned or pledged by Purchaser, subject to compliance with applicable securities laws and
Section 2.08 hereof.

                  (c) Assignment of Rights. All or any portion of the rights and obligations of Purchaser under this Agreement may not be transferred by Purchaser without the written consent of Seller, unless such transfer is to an Affiliate of Purchaser.

         Section 6.05 Communications. All notices and communications provided for hereunder shall be in writing and shall be given by registered or certified mail, return receipt requested, telecopy, air courier guaranteeing overnight delivery or personal delivery to the following addresses:

               (a)  If to Purchaser:

                    Kayne Anderson MLP Investment Company
                    1800 Avenue of the Stars, Second Floor
                    Los Angeles, CA  90067
                    Attention:  David Shladovsky
                    Telephone:  (310) 284-6438
                    Facsimile:  (310) 284-6490
                    with a copy to:

                    Kayne Anderson MLP Investment Company
                    1100 Louisiana Street, Suite 4550
                    Houston, TX  77002
                    Attention:  Kevin McCarthy
                    Telephone:  (713) 655-7357
                    Facsimile:  (713) 655-7359

               (b)  If to Seller:

                    Shell US Gas & Power LLC
                    1301 McKinney Street, Suite 700:
                    Houston, Texas  77010
                    Attention:  L.B.D. Strebel
                    Telephone: (713) 230-7574
                    Facsimile:  (713) 265-2574

or to such other address as Seller or Purchaser may designate in writing. All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; upon actual receipt if sent by certified mail, return receipt requested, or regular mail, if mailed; when receipt acknowledged, if sent via facsimile; and upon actual receipt when delivered to an air courier guaranteeing overnight delivery.

         Section 6.06 Press Release. In the event Purchaser or Seller desires to issue any press release or otherwise make any public statement with respect to the transactions contemplated hereby, the issuing party shall provide to the other party a copy of such press release or statement at least two Business Days in advance for review and comment. Each party agrees that it will not issue any such press release or public statement if the receiving party reasonably objects to such issuance within one Business Day of receipt. Notwithstanding the foregoing, (i) neither party shall make any public statement that could reasonably be construed to constitute a public solicitation or advertising for the sale of Common Units in violation of the Securities Act, and (ii) Seller may file an amendment to its Schedule 13D on file with the Commission to reflect the disposition of the Purchased Units hereunder and file one or more Forms 4 with the Commission, each as required by the Exchange Act.

         Section 6.07 Entire Agreement. This Agreement and the other Basic Documents are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or therein with respect to the rights granted by Seller or any of its Affiliates or Purchaser or any of its Affiliates set forth herein or therein. This Agreement and the other Basic Documents supersede all prior agreements and understandings between the parties with respect to such subject matter, including, without limitation, any term sheets.

         Section 6.08 Governing Law. THIS AGREEMENT WILL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS.

         Section 6.09 Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.

         Section 6.10 Termination. In the event of the termination, this Agreement shall forthwith become null and void and there shall be no liability on the part of any party hereto, except as set forth in Article V of this Agreement; provided that nothing herein shall relieve any party from any liability or obligation with respect to any willful breach of this Agreement.

         IN WITNESS WHEREOF, the parties hereto execute this Agreement, effective as of the date first above written.


                                 KAYNE ANDERSON MLP INVESTMENT COMPANY

                                 By: /s/ David Shladovsky
                                    --------------------------------------------
                                    Name: David Shladovsky
                                    Title: Senior Managing Director and
                                    General Counsel



                                 SHELL US GAS & POWER LLC

                                 By: /s/ L.B.D Strebel
                                    --------------------------------------------
                                    Name: L.B.D Strebel
                                    Title: Vice President, Portfolio Management

                                    EXHIBIT A

                          REGISTRATION RIGHTS AGREEMENT

                                  See Attached

                                    EXHIBIT B

                          FORM OF ASSIGNMENT AGREEMENT

                                  See Attached